UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

FireEye, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

31816Q101

(CUSIP Number)

John G. Finley

The Blackstone Group Inc.

345 Park Avenue

New York, New York 10154

Tel: (212) 583-5000

with a copy to:

Anthony F. Vernace

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Tel: (212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 11, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31816Q101

1	NAMES OF REPORTING PERSONS Blackstone Delta Lower Holdings DE L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,041,971
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,041,971
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,041,971
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 31816Q101

1	NAMES OF REPORTING PERSONS BTO FD Delta Holdings DE L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 407,304
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 407,304
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 407,304
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 31816Q101

1	NAMES OF REPORTING PERSONS Blackstone Delta Lower Holdings Manager L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,041,971
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,041,971
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,041,971
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 31816Q101

1	NAMES OF REPORTING PERSONS Blackstone Delta Holdings DE L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,041,971
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,041,971
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,041,971
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 31816Q101

1	NAMES OF REPORTING PERSONS BTO Holdings Manager L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,041,971
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,041,971
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,041,971
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 31816Q101

1	NAMES OF REPORTING PERSONS Blackstone Tactical Opportunities Associates L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,041,971
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,041,971
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,041,971
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 31816Q101

1	NAMES OF REPORTING PERSONS BTOA L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,041,971
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,041,971
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,041,971
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 31816Q101

1	NAMES OF REPORTING PERSONS Blackstone Holdings III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,041,971
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,041,971
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,041,971
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 31816Q101

1	NAMES OF REPORTING PERSONS Blackstone Holdings III GP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,041,971
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,041,971
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,041,971
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 31816Q101

1	NAMES OF REPORTING PERSONS Blackstone Holdings III GP Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,041,971
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,041,971
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,041,971
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 31816Q101

1	NAMES OF REPORTING PERSONS BTO FD Delta Holdings Manager L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 407,304
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 407,304
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 407,304
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 31816Q101

1	NAMES OF REPORTING PERSONS Blackstone Tactical Opportunities Fund – FD L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 407,304
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 407,304
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 407,304
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 31816Q101

1	NAMES OF REPORTING PERSONS Blackstone Tactical Opportunities Associates III – NQ L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 407,304
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 407,304
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 407,304
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 31816Q101

1	NAMES OF REPORTING PERSONS BTO DE GP – NQ L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 407,304
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 407,304
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 407,304
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 31816Q101

1	NAMES OF REPORTING PERSONS Blackstone Holdings II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 407,304
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 407,304
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 407,304
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 31816Q101

1	NAMES OF REPORTING PERSONS Blackstone Holdings I/II GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 407,304
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 407,304
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 407,304
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 31816Q101

1	NAMES OF REPORTING PERSONS The Blackstone Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,449,275
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,449,275
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,449,275
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 31816Q101

1	NAMES OF REPORTING PERSONS Blackstone Group Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,449,275
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,449,275
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,449,275
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 31816Q101

1	NAMES OF REPORTING PERSONS Stephen A. Schwarzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,449,275
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,449,275
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,449,275
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of FireEye, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 601 McCarthy Blvd., Milpitas, CA 95035.

Item 2.	Identity and Background

(a)-(b) Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”. This statement is filed on behalf of:

•

(i) Blackstone Delta Lower Holdings DE L.P., a Delaware limited partnership, (ii) BTO FD Delta Holdings DE L.P., a Delaware limited partnership, (iii) Blackstone Delta Lower Holdings Manager L.L.C., a Delaware limited liability company, (iv) BTO FD Delta Holdings Manager L.L.C., a Delaware limited liability company, (v) Blackstone Delta Holdings DE L.P., a Delaware limited partnership, (vi) Blackstone Tactical Opportunities Fund – FD L.P., a Delaware limited partnership, (vii) BTO Holdings Manager L.L.C., a Delaware limited liability company, (viii) Blackstone Tactical Opportunities Associates L.L.C., a Delaware limited liability company, (ix) BTOA L.L.C., a Delaware limited liability company, (x) Blackstone Holdings III L.P., a Québec société en commandite, (xi) Blackstone Holdings III GP L.P., a Delaware limited partnership, (xii) Blackstone Holdings III GP Management L.L.C., a Delaware limited liability company, (xiii) Blackstone Tactical Opportunities Associates III – NQ L.P., a Delaware limited partnership, (xiv) BTO DE GP – NQ L.L.C., a Delaware limited liability company, (xv) Blackstone Holdings II L.P., a Delaware limited partnership, (xvi) Blackstone Holdings I/II GP L.L.C., a Delaware limited liability company, (xvii) The Blackstone Group Inc., a Delaware corporation (“Blackstone”), and (xviii) Blackstone Group Management L.L.C., a Delaware limited liability company (collectively, the “Blackstone Entities”); and

•	Stephen A. Schwarzman, a United States citizen.

The address of the principal business office of each of the Reporting Persons is c/o The Blackstone Group Inc., 345 Park Avenue, New York, NY 10154.

Information regarding each director and executive officer of The Blackstone Group Inc. is set forth on Schedule I attached hereto.

(c) The principal business of Blackstone Delta Lower Holdings DE L.P. and BTO FD Delta Holdings DE L.P. is investing in securities.

The principal business of BTO FD Delta Holdings Manager L.L.C. is performing the functions of, and serving as, a general partner (or similar position) of BTO FD Delta Holdings DE L.P. The principal business of Blackstone Tactical Opportunities Fund – FD L.P. is performing the functions of, and serving as, the managing member (or similar position) of and member or equity holder of BTO FD Delta Holdings Manager L.L.C. and other affiliated Blackstone entities, and investing in securities. The principal business of Blackstone Tactical Opportunities Associates III – NQ L.P. is performing the functions of, and serving as, a general partner (or similar position) of Blackstone Tactical Opportunities Fund – FD L.P. The principal business of BTO DE GP – NQ L.L.C. is performing the functions of, and serving as, a general partner (or similar position) of Blackstone Tactical Opportunities Associates III – NQ L.P. and of other affiliated Blackstone entities. The principal business of Blackstone Holdings II L.P. is performing the functions of, and serving as, a managing member (or similar position) of and member or equity holder in BTO DE GP – NQ L.L.C. and other affiliated Blackstone entities. The principal business of Blackstone Holdings I/II GP L.L.C. is performing the functions of, and serving as, the general partner (or similar position) of Blackstone Holdings II L.P. and other affiliated Blackstone entities.

The principal business of Blackstone Delta Lower Holdings Manager L.L.C. is performing the functions of, and serving as, a general partner (or similar position) of Blackstone Delta Lower Holdings DE L.P. The principal business of Blackstone Delta Holdings DE L.P. is performing the functions of, and serving as, a managing member (or similar position) of Blackstone Delta Lower Holdings Manager L.L.C., and investing in securities. The principal business of BTO Holdings Manager L.L.C. is performing the functions of, and serving as, the general partner (or similar position) of Blackstone Delta Holdings DE L.P. and other affiliated Blackstone entities. The principal business of Blackstone Tactical Opportunities Associates L.L.C. is performing the functions of, and serving as, the managing member of BTO Holdings Manager L.L.C. and performing the functions of, and serving as, the general partner (or similar position) of other affiliated Blackstone entities. The principal business of BTOA L.L.C. is performing the functions of, and serving as, the sole member of Blackstone Tactical Opportunities Associates L.L.C.

The principal business of The Blackstone Group Inc. is performing the functions of, and serving as, the sole member of each of Blackstone Holdings I/II GP L.L.C. and Blackstone Holdings III GP Management L.L.C., and in a similar capacity for other affiliated Blackstone entities. The principal business of Blackstone Group Management L.L.C. is performing the functions of, and serving as, the sole holder of the Class C common stock of The Blackstone Group Inc. The principal occupation of Mr. Schwarzman is serving as an executive of The Blackstone Group Inc. and Blackstone Group Management L.L.C.

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(b) above for citizenship or place of organization, as applicable, of each of the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

On November 18, 2020, the Issuer entered into a Securities Purchase Agreement (as amended by that certain Amendment to the Securities Purchase Agreement dated as of December 11, 2020, the “Financing Agreement”) with Blackstone Delta Holdings DE L.P (formerly known as BTO Delta Holdings DE L.P.) ( “Blackstone Delta Holdings”), to issue and sell at closing (the “Private Placement”) 370,000 shares of a newly designated 4.5% Series A Convertible Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”), at a price of $1,000 per share, for an aggregate purchase price of $370,000,000. Prior to the closing of the Private Placement, Blackstone Delta Lower Holdings DE L.P. (“Blackstone Delta Lower Holdings”) BTO FD Delta Holdings DE L.P. (“BTO FD Delta Holdings” and together with Blackstone Delta Lower Holdings, the “Purchasers”) assumed a portion of Blackstone Delta Holdings’ obligations thereunder.

The payment of the aggregate purchase price by the Purchasers described above was funded by capital contributions by the Purchasers’ partners and proceeds from a margin loan facility (as discussed below).

Item 4.	Purpose of Transaction

The Reporting Persons acquired the securities reported herein for investment purposes, subject to the following:

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to their investment or the Issuer, including communicating with the board of directors of the Issuer (the “Board”), members of management or other security-holders of the Issuer, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and other actions may relate to, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or any of its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or any of its subsidiaries, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer’s securities, or any action similar to those enumerated above.

Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal. Subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, the Reporting Persons or their affiliates may seek to acquire securities of the Issuer, including Common Stock and/or other equity, debt, notes or other financial instruments related to the Issuer or the Common Stock (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments (which may include distributing some or all of such securities to such Reporting Person’s respective partners or beneficiaries, as applicable) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that any of the Reporting Persons or their affiliates may pursue, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities or other financial instruments, the Reporting Persons’ or such affiliates’ trading and investment strategies, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Persons and their affiliates, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons and such affiliates.

Each of Viral Patel, an employee of Blackstone or one of its affiliates, and Art Coviello, a Senior Advisor to Blackstone or one of its affiliates, serves as a member of the Board including as a member of the Special Committee (as defined in the Financing Agreement), and, in such capacities, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer

(a) and (b) Calculations of the percentage of the shares of Common Stock beneficially owned assumes that there were 227,741,472 shares of Common Stock outstanding as of November 16, 2020, as reported in the Financing Agreement, as set forth in the Current Report on Form 8-K filed by the Issuer on November 18, 2020, plus any shares of Common Stock underlying shares of Series A Preferred Stock, as applicable.

The aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, (x) Blackstone Delta Lower Holdings DE L.P. directly holds 362,974 shares of Series A Preferred Stock, which are convertible into 21,041,971 shares of Common Stock, and (y) BTO FD Delta Holdings DE L.P. directly holds 7,026 shares of Series A Preferred Stock, which are convertible into 407,304 shares of Common Stock.

BTO FD Delta Holdings Manager L.L.C. is the general partner of BTO FD Delta Holdings DE L.P. Blackstone Tactical Opportunities Fund – FD L.P. is the managing member of BTO FD Delta Holdings Manager L.L.C. Blackstone Tactical Opportunities Associates III – NQ L.P. is the general partner of Blackstone Tactical Opportunities Fund – FD L.P. BTO DE GP – NQ L.L.C. is the general partner of Blackstone Tactical Opportunities Associates III – NQ L.P. Blackstone Holdings II L.P. is the managing member of BTO DE GP – NQ L.L.C. Blackstone Holdings I/II GP L.L.C. is the general partner of Blackstone Holdings II L.P.

Blackstone Delta Lower Holdings Manager L.L.C. is the general partner of Blackstone Delta Lower Holdings DE L.P. Blackstone Delta Holdings DE L.P. is the managing member of Blackstone Delta Lower Holdings Manager L.L.C. BTO Holdings Manager L.L.C. is the general partner of Blackstone Delta Holdings DE L.P. Blackstone Tactical Opportunities Associates L.L.C. is the managing member of BTO Holdings Manager L.L.C. BTOA L.L.C. is the sole member of Blackstone Tactical Opportunities Associates L.L.C. Blackstone Holdings III L.P. is the managing member of BTOA L.L.C. Blackstone Holdings III GP L.P. is the general partner of Blackstone Holdings III L.P. Blackstone Holdings III GP Management L.L.C. is the general partner of Blackstone Holdings III GP L.P.

The Blackstone Group Inc. is the sole member of each of Blackstone Holdings I/II GP L.L.C. and Blackstone Holdings III GP Management L.L.C. The sole holder of the Class C common stock of The Blackstone Group Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Common Stock.

Any beneficial ownership of Common Stock by any of the persons listed on Schedule I is set forth on Schedule I attached hereto.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Schedule I, has effected any transaction in Common Stock in the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Designation of Series A Preferred Stock

The Series A Preferred Stock issued at the closing of the Private Placement (the “Private Placement Closing”) has the powers, designations, preferences, and other rights set forth in the form of Certificate of Designations of the Series A Preferred Stock (the “Certificate of Designations”). The Holders (as defined below) are entitled to dividends on the original purchase price paid by the Purchaser at the rate of 4.5% per annum that (i) for the first three years after the Private Placement Closing will be paid in-kind, and (ii) after the third anniversary of the Private Placement Closing, will, at the Issuer’s election either be paid in cash, or, if not, will accrue and accumulate, in each case, accruing daily and paid quarterly in arrears. The Holders (as defined below) are also entitled to participate in dividends declared or paid on the Common Stock on an as-converted basis. The Series A Preferred Stock ranks senior to the Common Stock with respect to dividend rights and rights upon the voluntary or involuntary liquidation, dissolution, or winding up of the affairs of the Issuer (a “Liquidation”). Upon a Liquidation, each share of Series A Preferred Stock would be entitled to receive an amount per share equal to the greater of (i) the purchase price paid by the Purchaser, plus all accrued and unpaid dividends and (ii) the amount that the holder of Series A Preferred Stock (each, a “Holder” and collectively, the “Holders”) would have been entitled to receive at such time if the Series A Preferred Stock were converted into Common Stock (the “Liquidation Preference”).

Conversion Rights

The Holder has the right, at its option, to convert its Series A Preferred Stock, in whole or in part, into fully paid and non-assessable shares of Common Stock at a conversion price equal to $17.25 per share subject to certain customary adjustments in the event of certain adjustments to the Common Stock.

After the third anniversary of the Private Placement Closing, subject to certain conditions, the Issuer may, at its option, require conversion of all of the outstanding shares of Series A Preferred Stock to Common Stock if, for at least 20 trading days during the 30 consecutive trading days immediately preceding the date the Issuer notifies the Holders of the election to convert, the closing price of the Common Stock is at least 175% of the conversion price.

Redemption Rights

After the seventh anniversary of the Private Placement Closing, each Holder shall have the right to require the Issuer to redeem all or any part of the Holder’s Series A Preferred Stock for cash at a price equal to the original purchase price paid by the Purchaser plus any accrued and unpaid dividends. Upon a “Fundamental Change” (involving a change of control, bankruptcy, insolvency, liquidation or de-listing of the Issuer as further described in the Certificate of Designations), each Holder shall have the right to require the Issuer to redeem all or any part of the Holder’s Series A Preferred Stock for an amount equal to the Liquidation Preference at a repurchase price calculated in accordance with the Certificate of Designations plus any accrued and unpaid dividends.

Voting & Consent Rights

The Holders are generally entitled to vote with the holders of the shares of Common Stock on all matters submitted for a vote of holders of shares of Common Stock (voting together with the holders of shares of Common Stock as one class) on an as-converted basis, subject to certain Nasdaq voting limitations, if applicable.

Additionally, the consent of the Holders of a majority of the outstanding shares of Series A Preferred Stock is required for so long as any shares of the Series A Preferred Stock remain outstanding for (i) amendments to the Issuer’s organizational documents that have an adverse effect on the holders of Series A Preferred Stock and (ii) issuances by the Issuer of securities that are senior to, or equal in priority with, the Series A Preferred Stock. In addition, for so long as 25% of the Series A Preferred Stock issued in connection with the Financing Agreements remains outstanding, consent of the Holders of a majority of the outstanding shares of Series A Preferred Stock is required for (i) any change to the size of the Board, (ii) any voluntary dissolution, liquidation, bankruptcy, winding up or deregistration or delisting and (iii) incurrence by the Issuer of net debt in excess of $350,000,000.

Purchaser Governance Rights

For so long as the Purchasers hold 65% of the Series A Preferred Stock issued to them under the Financing Agreement, the Purchasers will have the right to nominate for election one member to the Board (the “Series A Director”), provided that the Purchasers’ initial nominee will be appointed to the Board at the Private Placement Closing as a Class I director and will not be entitled to any compensation from the Issuer for his service. The Purchasers have appointed Viral Patel as its initial nominee ot the Board.

Under the Financing Agreements, for so long as the Purchasers have the right to nominate a director for election to the Board, the Purchasers have agreed to vote all of their shares of Series A Preferred Stock and shares of Common Stock issuable upon conversion of the Series A Preferred Stock purchased pursuant to the Private Placement or any other shares of Common Stock owned by the Purchasers (i) in favor of the Issuer’s “say-on-pay” proposal and any proposal by the Issuer relating to equity compensation that has been approved by the Board or the Compensation Committee of the Board (or any successor committee, however denominated), (ii) in favor of the Issuer’s proposal for ratification of the appointment of the Issuer’s independent registered public accounting firm and (iii) amendments to organizational documents in a manner that does not have an adverse effect on the holders of Series A Preferred Stock to increase the authorized shares of capital stock.

Purchaser Standstill

Additionally, until the latter of (i) the date the Purchasers no longer have the right to designate or nominate a director to the Board or (ii) the first anniversary of the Private Placement Closing, the Purchasers will be subject to certain standstill restrictions pursuant to which the Purchasers will be restricted, among other things and subject to certain customary exceptions, from (i) acquiring more than 5% of the Issuer’s outstanding Common Stock or securities exchangeable for or convertible into the Common Stock (excluding for these purposes, shares of Common Stock issued or issuable upon conversion of the Series A Preferred Stock); (ii) making, participating in or encouraging any proxy solicitation; (iii) seeking representation on the Board (beyond the representation provided for above); (iv) seeking to publicly change or influence the policies or management of the Issuer (beyond their right to do so based on their representation on the Board); (v) submitting any shareholder proposal to the Issuer; and (vi) publicly proposing any change of control or other material transaction involving the Issuer; or supporting or encouraging any person in doing any of the foregoing.

Registration Rights Agreement

Holders of Series A Preferred Stock and Common Stock issuable upon conversion of Series A Preferred Stock issued to the Purchasers pursuant to the Financing Agreements will have certain customary registration rights with respect to such shares of Series A Preferred Stock and Common Stock issuable upon conversion of Series A Preferred Stock pursuant to the terms of the Registration Rights Agreement (the “Registration Rights Agreement”).

Margin Loan Facility

Blackstone Delta Lower Holdings DE L.P. and BTO FD Delta Holdings DE L.P., as co-borrowers (the “Borrowers”), entered into a Margin Loan Agreement (the “Loan Agreement” and, together with each agreement or instrument delivered pursuant to the foregoing or pursuant to the security interests and collateral granted in accordance with the foregoing, the “Loan Documents”), dated as of December 16, 2020, with the lenders from time to time party thereto (the “Lenders”) and Citibank, N.A., as administrative agent, pursuant to which the Borrowers agreed to pledge (x) an aggregate of 370,000 shares of Series A Preferred Stock, and (y) any shares of Common Stock into which such Series A Preferred Stock is converted, as collateral to secure their obligations under the Loan Agreement. The Borrowers borrowed an aggregate of $112.5 million under the Loan Agreement on December 16, 2020.

The loan matures on or about December 16, 2024. Upon the occurrence of certain events that are customary for this type of loan, the Lenders may exercise their rights to require the Borrowers to pre-pay the loan proceeds or post additional collateral, or foreclose on, and dispose of, the pledged Series A Preferred Stock and/or the pledged Common Stock, as applicable, in accordance with the Loan Documents.

The description of the Certificate of Designations, Registration Rights Agreement and Loan Agreement contained in this Item 6 are not intended to be complete and are qualified in their entirety by reference to such documents, which are filed as exhibits hereto and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement, dated as of December 21, 2020, by and among the Reporting Persons (filed herewith).

Exhibit B	Securities Purchase Agreement, dated as of November 18, 2020, by and between the Issuer and Blackstone Delta Holdings DE L.P. (formerly known as BTO Delta Holdings DE L.P.) (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on November 19, 2020).

Exhibit C	Amendment to Securities Purchase Agreement, dated as of December 11, 2020, by and between the Issuer and Blackstone Delta Holdings DE L.P. (formerly known as BTO Delta Holdings DE L.P.) (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on December 11, 2020).

Exhibit D	Registration Rights Agreement, dated as of December 11, 2020, by and between the Issuer and Blackstone Delta Holdings DE L.P. (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on December 11, 2020).

Exhibit E	Loan Agreement, dated as of December 16, 2020, by and between Blackstone Delta Lower Holdings DE L.P. and BTO FD Delta Holdings DE L.P. with the lenders from time to time party thereto and Citibank, N.A., as administrative agent (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2020

BLACKSTONE DELTA LOWER HOLDINGS DE L.P.
By: Blackstone Delta Lower Holdings Manager L.L.C.., its general partner
By: Blackstone Delta Holdings DE L.P., its managing member,
By: Blackstone Tactical Opportunities Associates L.L.C., its managing member,

By: BTOA L.L.C., its sole member

By: Blackstone Holdings III L.P., its managing member

By: Blackstone Holdings III GP L.P., its general partner

By: Blackstone Holdings III GP Management

L.L.C., its general partner

By:	/s/ Tabea Y. Hsi
Name: Tabea Y. Hsi
Title: Managing Director

BLACKSTONE DELTA LOWER HOLDINGS MANAGER L.L.C.

By: Blackstone Delta Holdings DE L.P., its managing member,

By: Blackstone Tactical Opportunities Associates L.L.C., its managing member,

By: BTOA L.L.C., its sole member

By: Blackstone Holdings III L.P., its managing member

By: Blackstone Holdings III GP L.P., its general partner

By: Blackstone Holdings III GP Management

L.L.C., its general partner

By:	/s/ Tabea Y. Hsi
Name: Tabea Y. Hsi Title: Managing Director

BLACKSTONE DELTA HOLDINGS DE L.P.
By: BTO Holdings Manager L.L.C., its general partner
By: Blackstone Tactical Opportunities Associates L.L.C., its managing member,

By: BTOA L.L.C., its sole member

By: Blackstone Holdings III L.P., its managing member

By: Blackstone Holdings III GP L.P., its general partner

By: Blackstone Holdings III GP Management

L.L.C., its general partner

By:	/s/ Tabea Y. Hsi
Name: Tabea Y. Hsi
Title: Managing Director

BTO HOLDINGS MANAGER L.L.C.
By: Blackstone Tactical Opportunities Associates L.L.C., its managing member,

By: BTOA L.L.C., its sole member

By: Blackstone Holdings III L.P., its managing member

By: Blackstone Holdings III GP L.P., its general partner

By: Blackstone Holdings III GP Management

L.L.C., its general partner

By:	/s/ Tabea Y. Hsi
Name: Tabea Y. Hsi
Title: Managing Director

BLACKSTONE TACTICAL OPPORTUNITIES ASSOCIATES L.L.C.

By: BTOA L.L.C., its sole member

By: Blackstone Holdings III L.P., its managing member

By: Blackstone Holdings III GP L.P., its general partner

By: Blackstone Holdings III GP Management

L.L.C., its general partner

By:	/s/ Tabea Y. Hsi
Name: Tabea Y. Hsi
Title: Managing Director

BTOA L.L.C. By: Blackstone Holdings III L.P., its managing member By: Blackstone Holdings III GP L.P., its general partner By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ Tabea Y. Hsi
Name: Tabea Y. Hsi
Title: Managing Director

BLACKSTONE HOLDINGS III L.P.
By: Blackstone Holdings III GP L.P., its general partner
By: Blackstone Holdings III GP Management
L.L.C., its general partner

By:	/s/ Tabea Y. Hsi
Name: Tabea Y. Hsi
Title: Managing Director

BLACKSTONE HOLDINGS III GP L.P.
By: Blackstone Holdings III GP Management
L.L.C., its general partner

By:	/s/ Tabea Y. Hsi
Name: Tabea Y. Hsi
Title: Managing Director

BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.

By:	/s/ Tabea Y. Hsi
Name: Tabea Y. Hsi
Title: Managing Director

BTO FD DELTA HOLDINGS DE L.P.
By: BTO FD Delta Holdings Manager L.L.C., its general partner
By: Blackstone Tactical Opportunities Fund – FD L.P., its managing member,
By: Blackstone Tactical Opportunities Associates III – NQ L.P., its general partner
By: BTO DE GP-NQ L.L.C., its general partner Blackstone Holdings II L.P., its managing member By: Blackstone Holdings I/II GP L.L.C., its general partner

By:	/s/ Tabea Y. Hsi
Name: Tabea Y. Hsi
Title: Managing Director

BTO FD DELTA HOLDINGS MANAGER L.L.C.
By: Blackstone Tactical Opportunities Fund – FD L.P., its managing member,
By: Blackstone Tactical Opportunities Associates III – NQ L.P., its general partner

By: BTO DE GP-NQ L.L.C., its general partner Blackstone Holdings II L.P., its managing member By: Blackstone Holdings I/II GP L.L.C., its general partner

By:	/s/ Tabea Y. Hsi
Name: Tabea Y. Hsi
Title: Managing Director

BLACKSTONE TACTICAL OPPORTUNITIES FUND – FD L.P.
By: Blackstone Tactical Opportunities Associates III – NQ L.P., its general partner
By: BTO DE GP – NQ L.L.C., its general partner Blackstone Holdings II L.P., its managing member By: Blackstone Holdings I/II GP L.L.C., its general partner

By:	/s/ Tabea Y. Hsi
Name: Tabea Y. Hsi
Title: Managing Director

BLACKSTONE TACTICAL OPPORTUNITIES ASSOCIATES III – NQ L.P.
By: BTO DE GP – NQ L.L.C., its general partner Blackstone Holdings II L.P., its managing member By: Blackstone Holdings I/II GP L.L.C., its general partner

By:	/s/ Tabea Y. Hsi
Name: Tabea Y. Hsi
Title: Managing Director

BTO DE GP – NQ L.L.C. Blackstone Holdings II L.P., its managing member By: Blackstone Holdings I/II GP L.L.C., its general partner

By:	/s/ Tabea Y. Hsi
Name: Tabea Y. Hsi
Title: Managing Director

BLACKSTONE HOLDINGS II L.P.
By: Blackstone Holdings I/II GP L.L.C., its general partner

By:	/s/ Tabea Y. Hsi
Name: Tabea Y. Hsi
Title: Managing Director

BLACKSTONE HOLDINGS I/II GP L.L.C.

By:	/s/ Tabea Y. Hsi
Name: Tabea Y. Hsi
Title: Managing Director

THE BLACKSTONE GROUP INC.

By:	/s/ Tabea Y. Hsi
Name: Tabea Y. Hsi
Title: Managing Director

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ Tabea Y. Hsi
Name: Tabea Y. Hsi
Title: Managing Director

/s/ Stephen A. Schwarzman
Stephen A. Schwarzman

[FireEye, Inc. – Schedule 13D]

SCHEDULE I

Executive Officers and Directors of The Blackstone Group Inc.

The name and principal occupation of each director and executive officer of The Blackstone Group Inc. are set forth below. The address for each person listed below is c/o The Blackstone Group Inc., 345 Park Avenue, New York, New York 10154. All executive officers and directors listed are United States citizens other than The Honorable Brian Mulroney, who is a citizen of Canada, and Sir John Antony Hood, who is a citizen of New Zealand.

OFFICERS:

Name	Present Principal Occupation or Employment

Stephen A. Schwarzman	Founder, Chairman and Chief Executive Officer of The Blackstone Group Inc.

Jonathan D. Gray	President, Chief Operating Officer of The Blackstone Group Inc.

Hamilton E. James	Executive Vice Chairman of The Blackstone Group Inc.

Michael S. Chae	Chief Financial Officer of The Blackstone Group Inc.

John G. Finley	Chief Legal Officer of The Blackstone Group Inc.

DIRECTORS:

Name	Present Principal Occupation or Employment

Stephen A. Schwarzman	Founder, Chairman and Chief Executive Officer of The Blackstone Group Inc.

Jonathan D. Gray	President, Chief Operating Officer of The Blackstone Group Inc.

Hamilton E. James	Executive Vice Chairman of The Blackstone Group Inc.

Kelly A. Ayotte	Former United States Senator from New Hampshire

Joseph P. Baratta	Global Head of Private Equity at The Blackstone Group Inc.

James W. Breyer	Founder and Chief Executive Officer of Breyer Capital

Reginald J. Brown	Partner for the law firm, WilmerHale

Sir John Antony Hood	President and Chief Executive Officer of the Robertson Foundation and Chair of the Rhodes Trust

Rochelle B. Lazarus	Chairman Emeritus & Former Chief Executive Officer, Ogilvy & Mather Worldwide

Jay O. Light	Dean Emeritus, Harvard Business School

The Right Honorable Brian Mulroney	Senior Partner and International Business Consultant for the Montreal law firm, Norton Rose Canada LLP

William G. Parrett	Retired CEO and Senior Partner, Deloitte (Deloitte Touche Tohmatsu)

Ruth Porat	Chief Financial Officer of Alphabet Inc. and Google Inc.

Except as set forth in this Schedule 13D and the below, to the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any Common Stock.

Mr. Light beneficially owns 2,500 shares of Common Stock. These shares were purchased on December 14, 2020 at a weighted average price of $13.67 per share.

Mr. James beneficially owns 550 shares of Common Stock.